GRUPO MODELO, S.A. DE C.V.

RECEIVED
2005 NOV 15 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

05012526

November 11st., 2005.

Rule 12g3-2(b) File No. 82-34766

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
ATTN: Mr. Michael Pressman

SUPPL

Grupo Modelo S.A. de C.V.
Rule 12g3-2(b) File No. 82-34766

The enclosed information is being furnished to the Securities and Exchange Commission (the "*SEC*") on behalf of Grupo Modelo S.A. de C.V. (the "*Company*") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "*Act*") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

For and on behalf of
Grupo Modelo S.A. de C.V.

PROCESSED
NOV 15 2005
THOMSON FINANCIAL

Name: Margarita Hugues Vélez
Title: General Counsel

Enclosure[s] : Financial Information

CAMPOS ELISEOS No. 400 PISO 8 COL. LOMAS DE CHAPULTEPEC C.P. 11000 MEXICO, D.F.
TEL.: 52-83-36-00 FAX: 52-83-37-90 Y 52-80-02-09 www.gmodelo.com.mx

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** Quarter: **3** Year: **2005**

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT SEPTEMBER 30 OF 2005 AND 2004

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF PREVIOUS	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**77,275,397**	100	**72,436,060**	100
2	**CURRENT ASSETS**	**27,093,867**	35	**24,097,273**	33
3	CASH AND SHORT-TERM INVESTMENTS	16,766,057	22	15,356,356	21
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	2,007,890	3	1,278,405	2
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	571,634	1	341,924	0
6	INVENTORIES	5,840,725	8	5,219,202	7
7	OTHER CURRENT ASSETS	1,907,561	2	1,901,386	3
8	**LONG-TERM**	**3,718,957**	**5**	**3,804,322**	**5**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,105,603	1	1,065,343	1
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATED	2,528,832	3	2,607,808	4
11	OTHER INVESTMENTS	84,522	0	131,171	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**44,635,823**	**58**	**42,057,901**	**58**
13	PROPERTY	21,003,374	27	19,162,380	26
14	MACHINERY AND INDUSTRIAL EQUIPMENT	32,229,713	42	28,465,542	39
15	OTHER EQUIPMENT	8,398,707	11	7,998,149	11
16	ACCUMULATED DEPRECIATION	20,965,184	27	19,795,991	27
17	CONSTRUCTION IN PROGRESS	3,969,213	5	6,227,821	9
18	**DEFERRED ASSETS (NET)**	**412,219**	**1**	**1,170,899**	**2**
19	**OTHER ASSETS**	**1,414,531**	**2**	**1,305,665**	**2**
20	**TOTAL LIABILITIES**	**12,240,611**	100	**13,138,586**	100
21	**CURRENT LIABILITIES**	**4,420,136**	**36**	**4,354,590**	33
22	SUPPLIERS	1,610,028	13	1,203,116	9
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	1,083,486	9	1,591,762	12
26	OTHER CURRENT LIABILITIES	1,726,622	14	1,559,712	12
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**7,820,475**	**64**	**8,783,996**	**67**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**65,034,786**	100	**59,297,474**	100
34	**MINORITY INTEREST**	**15,041,223**	**23**	**13,720,728**	**23**
35	**MAJORITY INTEREST**	**49,993,563**	**77**	**45,576,746**	**77**
36	**CONTRIBUTED CAPITAL**	**15,926,551**	**24**	**15,926,551**	**27**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,839,652	4	2,839,652	5
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	12,092,455	19	12,092,455	20
39	PREMIUM ON SALES OF SHARES	959,566	1	959,566	2
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	34,878	0	34,878	0
41	**CAPITAL INCREASE (DECREASE)**	**34,067,012**	**52**	**29,650,195**	**50**
42	RETAINED EARNINGS AND CAPITAL RESERVE	28,224,630	43	25,263,845	43
43	REPURCHASE FUND OF SHARES	628,126	1	628,126	1
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(636,029)	(1)	(821,950)	(1)
45	NET INCOME FOR THE YEAR	5,850,285	9	4,580,174	8

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2005

GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**16,766,057**	100	**15,356,356**	100
46	CASH	430,577	3	298,711	2
47	SHORT-TERM INVESTMENTS	16,335,480	97	15,057,645	98
18	**DEFERRED ASSETS (NET)**	**412,219**	100	**1,170,899**	100
48	AMORTIZED OR REDEEMED EXPENSES	201,404	49	890,081	76
49	GOODWILL	210,815	51	280,818	24
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**4,420,136**	100	**4,354,590**	100
52	FOREING CURRENCY LIABILITIES	444,691	10	366,065	8
53	MEXICAN PESOS LIABILITIES	3,975,445	90	3,988,525	92
24	**STOCK MARKET LOANS**	**0**	100	**0**	100
54	COMMERCIAL PAPER	0	0		0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0		0
56	CURRENT MATURITIES OF BONDS	0	0		0
26	**OTHER CURRENT LIABILITIES**	**1,726,622**	100	**1,559,712**	100
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	1,726,622	100	1,559,712	100
27	**LONG-TERM LIABILITIES**	**0**	100	**0**	100
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	100	**0**	100
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	100	**0**	100
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**7,820,475**	100	**8,783,996**	100
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	7,206,098	92	7,998,573	91
67	OTHERS	614,377	8	785,423	9
32	**OTHER LIABILITIES**	**0**	100	**0**	100
68	RESERVES	0	0		0
69	OTHERS LIABILITIES	0	0		0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(636,029)**	100	**(821,950)**	100
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	4,242,140	667	4,242,140	516
71	INCOME FROM NON-MONETARY POSITION ASSETS	(4,878,169)	(767)	(5,064,090)	(616)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
72	WORKING CAPITAL	22,673,731	19,742,683
73	PENSIONS FUND AND SENIORITY PREMIUMS	4,383,812	3,776,126
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	20,621	22,910
76	WORKERS (*)	21,650	22,574
77	CIRCULATION SHARES (*)	3,251,759,632	3,251,759,632
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	36,832,376	100	34,400,908	100
2	COST OF SALES	16,849,124	46	15,126,097	44
3	**GROSS INCOME**	19,983,252	54	19,274,811	56
4	OPERATING EXPENSES	9,436,306	26	9,082,608	26
5	**OPERATING INCOME**	10,546,946	29	10,192,203	30
6	TOTAL FINANCING COST	(763,729)	(2)	(191,008)	(1)
7	**INCOME AFTER FINANCING COST**	11,310,675	31	10,383,211	30
8	OTHER FINANCIAL OPERATIONS	(249,366)	(1)	(447,522)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	11,560,041	31	10,830,733	31
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	3,930,532	11	4,825,877	14
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	7,629,509	21	6,004,856	17
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPARATION**	7,629,509	21	6,004,856	17
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	7,629,509	21	6,004,856	17
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	7,629,509	21	6,004,856	17
19	NET INCOME OF MINORITY INTEREST	1,779,224	5	1,424,682	4
20	**NET INCOME OF MAJORITY INTEREST**	5,850,285	16	4,580,174	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: **2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	%	QUARTER OF PREVIOUS FINANCIAL YEAR Amount	%
1	**NET SALES**	**36,832,376**	100	**34,400,908**	100
21	DOMESTIC	26,047,512	71	24,166,502	70
22	FOREIGN	10,784,864	29	10,234,406	30
23	TRANSLATED INTO DOLLARS (***)	980,874	3	862,839	3
6	**TOTAL FINANCING COST**	**(763,729)**	100	**(191,008)**	100
24	INTEREST PAID	11	0	69	0
25	EXCHANGE LOSSES	130,464	17	88,739	46
26	INTEREST EARNED	1,108,384	145	652,102	341
27	EXCHANGE PROFITS	94,215	12	89,812	47
28	GAIN DUE TO MONETARY POSITION	308,395	40	462,098	242
8	**OTHER FINANCIAL OPERATIONS**	**(249,366)**	100	**(447,522)**	100
29	OTHER NET EXPENSES (INCOME) NET	(249,366)	(100)	(447,522)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**3,930,532**	100	**4,825,877**	100
32	INCOME TAX	3,689,605	94	3,994,117	83
33	DEFERED INCOME TAX	(412,562)	(10)	(162,200)	(3)
34	WORKERS' PROFIT SHARING	783,669	20	993,960	21
35	DEFERED WORKERS' PROFIT SHARING	(130,180)	(3)	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	39,622,877	37,465,952
37	NET INCOME OF THE YEAR	8,086,885	4,662,350
38	NET SALES (**)	48,015,328	45,513,598
39	OPERATION INCOME (**)	13,730,292	12,954,385
40	NET INCOME OF MAYORITY INTEREST(**)	7,559,271	5,771,619
41	NET CONSOLIDATED INCOME (**)	9,870,409	7,577,120

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JULY THE 1ST TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	12,516,380	100	11,714,055	100
2	COST OF SALES	5,911,964	47	5,211,654	44
3	**GROSS INCOME**	6,604,416	53	6,502,401	56
4	OPERATING EXPENSES	3,185,887	25	3,149,532	27
5	**OPERATING INCOME**	3,418,529	27	3,352,869	29
6	TOTAL FINANCING COST	-248,216	-2	-17,417	0
7	**INCOME AFTER FINANCING COST**	3,666,745	29	3,370,286	29
8	OTHER FIANCIAL OPERATIONS	-94,676	-1	-138,648	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	3,761,421	30	3,508,934	30
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	1,303,751	10	1,519,160	13
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	2,457,670	20	1,989,774	17
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATION**	2,457,670	20	1,989,774	17
14	INCOME OF DISCONTINOUS OPERATION	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	2,457,670	20	1,989,774	17
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET COSOLIDATED INCOME**	2,457,670	20	1,989,774	17
19	NET INCOME OF MINORITY INTEREST	571,081	5	466,053	4
20	**NET INCOME OF MAJORITY INTEREST**	1,886,589	15	1,523,721	13

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**12,516,380**	100	**11,714,055**	100
21	DOMESTIC	8,828,878	71	8,267,145	71
22	FOREIGN	3,687,502	29	3,446,910	29
23	TRANSLATED INTO DOLLARS (***)	343,705	3	289,695	2
6	**TOTAL FINANCING COST**	**-248,216**	100	**-17,417**	100
24	INTREST PAID	-12	0	26	0
25	EXCHANGE LOSSES	75,044	30	30,967	178
26	INTEREST EARNED	376,071	152	268,501	1542
27	EXCHANGE PROFITS	98,469	40	21,908	126
28	GAIN DUE TO MONETARY POSITION	151,292	61	241,999	1389
8	**OTHER FIANCIAL OPERATIONS**	**-94,676**	100	**-138,648**	100
29	OTHER NET EXPENSES (INCOME) NET	-94,676	-100	-138,648	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	1,303,751	100	1,519,160	100
32	INCOME TAX	1,132,868	87	1,234,187	81
33	DEFERED INCOME TAX	-35,806	-3	-7,008	0
34	WORKERS' PROFIT SHARING	219,414	17	291,981	19
35	DEFERED WORKERS' PROFIT SHARING	-12,725	-1	0	0

(***) FIGURES IN THOUSANDS OF US DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: 3 YEAR: 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO SEPTEMBER 30 OF 2005 AND 2004
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**7,629,509**	**6,004,856**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	1,290,048	2,705,820
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**8,919,557**	**8,710,676**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(712,557)	(318,476)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**8,207,000**	**8,392,200**
6	CASH FLOW FROM EXTERNAL FINANCING	(24,072)	1,336,026
7	CASH FLOW FROM INTERNAL FINANCING	(4,519,376)	(3,890,256)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(4,543,448)**	**(2,554,230)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,019,220)**	**(3,426,863)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	644,332	2,411,107
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	16,121,725	12,945,249
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	16,766,057	15,356,356

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**1,290,048**	**2,705,820**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	1,795,782	1,605,975
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(649,098)	199,878
40	+ (-) ITEMS ADDED TO INCOME WICH DO NOT REQUIRE USING CASH	143,364	899,967
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(712,557)**	**(318,476)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	(646,952)	(881,247)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(169,168)	(140,360)
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	15,304	940,871
21	+ (-) DECREASE (INCREASE) IN SUPPLIER ACCOUNT	283,948	194,516
22	+ (-) DECREASE (INCREASE) IN OTHER LIABILITIES	(195,689)	(432,256)
6	**CASH FLOW FROM EXERNAL FINANCING**	**(24,072)**	**1,336,026**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	(24,072)	1,336,026
27	(-) BANK FINANCING AMORTIZATION	0	0
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(4,519,376)**	**(3,890,256)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENDS PAID	(4,519,376)	(3,890,256)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,019,220)**	**(3,426,863)**
34	+ (-) INCREASE (DECREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(6,092)	(1,414)
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(4,580,439)	(2,723,091)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	1,706,347	(154,541)
37	+ SALE OF OTHER PERMNENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(139,036)	(547,817)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	20.71%		17.46%	
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	15.12%		12.66%	
3	NET INCOME TO TOTAL ASSETS (**)	12.77%		10.46%	
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.67%		54.65%	
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-4.04%		-7.70%	
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.62	times	0.63	times
7	NET SALES TO FIXED ASSETS (**)	1.08	times	1.08	times
8	INVENTORIES ROTATION (**)	3.70	times	3.84	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	13	days	9	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	0%		0.00%	
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	15.84%		18.14%	
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.19	times	0.22	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	3.63%		2.79%	
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%		0.00%	
15	OPERATING INCOME TO INTEREST PAID	958,813.25	times	147,713.09	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.92	times	3.46	times
	LIQUIDITY				
17	CURREENT ASSETS TO CURRENT LIABILITIES	6.13	times	5.53	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	4.81	times	4.34	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	2.21	times	1.83	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	379.31%		352.65%	
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	24.22%		25.32%	
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-1.93%		-0.93 %	
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	746,090.94	times	121,626.09	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	0.53%		-52.31%	
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	99.47%		152.31%	
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	151.71%		79.46%	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE GMODELO QUARTER 3 YEAR 2005
GRUPO MODELO, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 2.32		$ 1.77	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 2.32		$ 1.77	
4	CONTINUOUS OPERATIONG PROFIT PER COMUN SHARE(**)	$ 3.04		$ 2.33	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 15.37		$ 14.02	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 1.05		$ 0.87	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	2.27	times	2.04	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINAY SHARE (**)	15.01	times	16.20	times
13	MARKET PRICE TO BASIC PROFIT PREFERENT SHARE (**)	0.00	times	0.00	times

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

THE ESTIMATED I.N.P.C. USED FOR THE END OF MONTH OF SEPTEMBER, 2005 WAS 114.483.

R06: THE COMPANY DOES NOT HAVE CREDITS OR INVESTMENTS IN UDIS (UNIDADES DE INVERSION = INVESTMENT UNITS), AND THEREFORE WITH THIS COMMENT THE COMMUNICATION DATE DECEMBER 27, 1999, IS COMPLIED WITH.

THE CHANGE FROM APPLICATION OF THE INITIAL EFFECT OF THE DEFERRED TAX ON SHAREHOLDERS´ EQUITY OF THE MAJORITY INTEREST WAS MADE IN THE ACCUMULATED PROFITS ACCOUNT WITH REFERENCE S42 FOR AN AMOUNT OF PS. 28,224,630, THIS BASED ON THE PROVISION OF BULLETIN D-4 INDICATING THAT THE INITIAL EFFECT OF THE APPLICATION OF THIS PRINCIPLE IS PRESENTED IN ONLY ONE ACCOUNT. THIS LINE WAS USED, SINCE IN THE SIFIC THERE IS NO REFERENCE IN WHICH WE CAN SHOW SAID EFFECT.

REFERENCE R37 "TAX RESULT FOR THE PERIOD" CORRESPONDS TO THAT OF GRUPO MODELO, DETERMINED ON THE BASIS OF THE TAX CONSOLIDATION REGIME.

THE CONTRIBUTIONS MADE TO PENSION PLANS AND THE EFFECT OF THE RESTRUCTURING OF THE MINORITY INTEREST CAPITAL ARE INCLUDED IN REFERENCE C26 "OTHER FINANCING" THIS IS BECAUSE IN REFERENCE C7 "FLOW FROM OWN FINANCING" THERE IS NO ITEM THAT ALLOWS NOTING THOSE MATTERS.

REFERENCE C31 COLUMN INCLUDES THE PAYMENT OF DIVIDENDS IN THE FOLLOWING MANNER:

		2005	2004
MAJORITY SHAREHOLDERS	PS.	3,433,572	2,910,185
MINORITY SHAREHOLDERS		1,085,804	980,071
TOTAL (REFERNCE C-31)		4,519,376	3,890,256

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

Grupo Modelo, S.A. de C.V. and Subsidiaries.

Mexico City, October 28th, 2005. – Total beer volume grew 5.9% during the third quarter of 2005, reaching 11.6 million hectoliters. The domestic market registered an increase of 2.1% as a result of a tough comparison base and adverse weather conditions.

On the other hand, export volume was up 15.0% due to higher sales of the company in North America and Europe. Consequently, export volume increased its share in the mix, moving from 29.3% in 2004 to 31.8% in 2005.

Net sales reached 12,516 million pesos, a 6.8% increase over the same quarter of the previous year. This figure reflects a growth of 4.9% in domestic market and a 7.0% increase in exports. Net sales in the domestic market were benefited by the rise of 2.7% in the price per hectoliter in real terms. Meanwhile, total export revenues amounted to 344 million dollars, which represented an increase of 18.6% compared with the previous year. The average price per hectoliter in dollars grew 3.2%, while in pesos the price declined 7.0% as a consequence of the strong peso.

The cost of goods sold amounted to 5,912 million pesos, an increase of 13.4%. This increase resulted from pressures in packaging costs, mainly in glass bottles, as well as a higher proportion of exports in the sales mix. Therefore, gross profit rose 1.6%, reaching 6,604 million pesos. The gross margin was 52.8%, which meant a reduction of 2.7 percentage points compared with the same period of last year.

Operating expenses grew 1.1%, representing 25.5% over net sales, or 140 basis points lower than in the year ago period. Total operating expenses per domestic hectoliter decreased 0.9% during the quarter, reflecting the company's efforts to rationalize expenses. Therefore, the operating margin contracted 1.3 percentage points compared with the same period of 2004, standing at 27.3%.

Depreciation and amortization amounted to 631 million pesos and represented 5.0% over net sales. The EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 3,932 million pesos, figure 2.4% higher than the previous year. As a result, EBITDA margin reached 31.4%.

The effective tax rate (including profit sharing) was 34.7%, below the one registered in the third quarter of 2004 due to the lower corporate tax rate in force as of January 2005 and the deductibility of the employee profit sharing.

The net majority income was 1,887 million pesos, 23.8% over the prior year. Thus, net margin improved 210 basis points, reaching 15.1%.

Grupo Modelo S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters

Market	3rd Quarter 2005	%	3rd Quarter 2004	%	Var. (%)
Domestic	7.921	68.2	7.758	70.7	2.1
Exportación	3.691	31.8	3.210	29.3	15.0
Total	11.612	100.0	10.968	100.0	5.9

During the first nine months of 2005, total beer volume grew 7.2% compared with the same period of last year. The domestic market was up 5.3%, while exports continued to register a solid pace of growth, increasing 11.7% during the period. This figure was primarily due to increased volume in the US and Europe.

Net sales during 2005 amounted to 36,832 million pesos, an increase of 7.1%. Domestic sales grew 5.3% boosted by strong volumes and a stable price per hectoliter in real terms compared to last year. Total export revenues amounted to 981 million dollars, which represented an increase of 13.7% compared with 2004. The export price per hectoliter in dollars grew 1.8%; nevertheless, in pesos terms, the price dropped 5.7% due to the strong peso.

The cost of goods sold grew 11.4% as a result of pressures in the bottle cost and a shift in mix towards exports. Therefore, the gross margin was 54.3% with respect to the 56.0% posted in 2004.

Operating expenses were up 3.9%, below the net sales growth rate. Therefore, total expenses per domestic hectoliter contracted 1.3% compared with the prior year. Operating income registered an increase of 3.5%, reaching 10,547 million pesos. Therefore, the operating margin stood at 28.6%, or 1.0 percentage point below the margin of 2004.

Depreciation and amortization amounted to 1,796 million pesos, which represented an 11.8% growth over the previous year and represented 4.9% over net sales. This increase is the result of new equipment utilization and the constant asset updating in different areas of the organization. In 2005 the EBITDA (Operating income + Depreciation – Equity income of Associates included in COGS) totaled 12,009 million pesos, figure 3.8% higher than the previous year. Consequently, the EBITDA margin was 32.6%.

Below operating results, integral cost of financing which is favorable for Grupo Modelo, amounted to 764 million pesos. This amount compares positively with the 191 million pesos posted the previous year, benefited by higher real interest rates and lower inflation.

Regarding taxes, the effective tax rate (including profit sharing) was 34.0% compared to the 44.6% of 2004. This tax rate movement is mainly due to the lower corporate tax rate in force as of January 2005 as well as the deductibility of the employee profit sharing.

Net majority income showed an increase of 27.7% compared with last year, contributing to the 260 basis points expansion in net margin. Therefore, earnings per share stood at 1.8 pesos, above the 1.4 pesos posted in 2004.

Financial Position

As of September 30, 2005, Grupo Modelo's cash and marketable securities accounted for 21.7% of total assets, in contrast to the 21.2% in 2004. On the other hand, total assets grew 6.7% over the last twelve months. The financial position of the Company remained strong through a debt-free capital structure and short-term operational liabilities of 4,420 million pesos. The majority stockholders' equity amounted to 49,994 million pesos, representing a 9.7% increase compared to the prior year.

Capital Expenditures

As of September 2005, Grupo Modelo invested 2,874 million pesos of its internal cash flow, to continue with its modernization and expansion projects throughout the organization. The funds were allocated as shown in the table.

Area	September 2005
Tuxtepec Brewery	20.7%
Breweries & Other Factories	38.5%
Sales	40.8%

Grupo Modelo, S.A. de C.V. and Subsidiaries
Sales of beer in million hectoliters
Figures as of September 30th, 2005 and 2004

Market	2005	%	2004	%	Var. (%)
Domestic	23.488	68.5	22.310	69.8	5.3
Export	10.777	31.5	9.649	30.2	11.7
Total	34.265	100.0	31.959	100.0	7.2

GRUPO MODELO, S. A. DE C. V. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2005 AND 2004

(Amounts in thousands of constant Mexican pesos as of September 30, 2005)

1. INCORPORATION AND CORPORATE PURPOSE:

a) Grupo Modelo, S. A. de C. V. and Subsidiaries (Group) is mainly engaged in the production and sale of beer, which began in 1925.

b) The main activity of Grupo Modelo, S. A. de C. V. is holding 76.75% of the common stock of Diblo S.A. de C.V., whose business purpose is holding real estate and investing in shares of subsidiaries mainly involved in the production, distribution and sale of beer in Mexico and abroad. The most important companies, on the basis of their operations and stockholders' equity, are as follows:

	Percentage of shareholding
Brewers:	
Cervecería Modelo, S. A. de C. V.	100
Compañía Cervecera de Zacatecas, S. A. de C. V.	100
Compañía Cervecera del Trópico, S. A. de C. V.	100
Cervecería Modelo de Guadalajara, S. A. de C. V.	100
Cervecería Modelo del Noroeste, S. A. de C. V.	100
Cervecería Modelo de Torreón, S. A. de C. V.	100
Cervecería del Pacífico, S. A. de C. V.	100
Transformation of barley to malt:	
Cebadas y Maltas, S. A. de C. V.	100
Extractos y Maltas, S. A.	98
Machinery manufacturers:	

Inamex de Cerveza y Malta, S. A. de C. V.	100
Manufacturer of beer cans and crowns:	
Envases y Tapas Modelo, S. A. de C. V.	100

Agencies distributing beer and other products:	Percentage of shareholding
Las Cervezas Modelo en el Pacífico, .SA. de C.V.	100
Las Cervezas Modelo del Noreste, S.A. de C.V.	100
Las Cervezas Modelo en Morelos, S.A. de C.V.	100
Las Cervezas Modelo del Sureste, S.A. de C.V.	100
Las Cervezas Modelo en San Luis Potosí, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en Chihuahua, S.A de C.V.	100
Las Cervezas Modelo del Altiplano, S.A. de C.V.	100
Las Cervezas Modelo en Baja California, S.A. de C.V.	100
Las Cervezas Modelo en Guerrero, S.A. de C.V.	100
Las Cervezas Modelo en Sonora, S.A. de C.V.	100
Las Cervezas Modelo del Centro, S.A. de C.V.	100
Las Cervezas Modelo del Occidente, S.A. de C.V.	100
Las Cervezas Modelo en Nuevo León, S.A. de C.V.	100
Distribuidora de Cervezas Modelo en el Norte, S.A. de C.V.	100
Las Cervezas Modelo en Campeche, S.A. de C.V.	100
Las Cervezas Modelo del Estado de México, S.A. de C.V.	100

Company controlling distributors of beer and other products abroad:	
Procermex, Inc.	100

The Group is in the process of merging its distribution agencies in order to improve its operations.

2. ACCOUNTING POLICIES:

The main accounting policies applied by the Group in the preparation of these consolidated financial statements are in line with generally accepted accounting principles in Mexico. These

accounting principles require that Group's Management makes estimates based on circumstances and apply certain assumptions in determining the valuation of some items included in the consolidated financial statements.

The Group's Management considers that the estimates and assumptions used at the date of issuance of the consolidated financial statements are reasonable, although these estimates and assumptions could differ from their final actual effect.

The main accounting policies are summarized as follows:

a) Consolidation - The Group prepares consolidated financial statements, which include the financial situation and the results of the companies in which Diblo, S.A. de C.V. has control and direct or indirect participation of more than 50% of the common stock; significant intercompany operations have been eliminated in consolidation.

b) Basis for preparation - The consolidated financial statements of the Group include the effects of inflation on the financial information, as required by Statement B-10 and the amendments there-off, issued by the Mexican Institute of Public Accountants (MIPA).

c) Comparability - The figures shown in the consolidated financial statements and its notes thereto are stated consistently in Mexican pesos at the purchasing power of September 30, 2005, by applying factors derived from the National Consumer Price Index (NCPI) 114.483 (110.408 in 2004)

d) Translation of the financial information of subsidiaries located abroad - Translation of the financial information of the subsidiaries abroad to Mexican pesos, required for consolidation, was conducted in accordance with the guidelines of Statement B-15 "Transactions in Foreign Currency and Translation of the Financial Statements of Operations Abroad", issued by MIPA, through the method of integrated foreign operations. The purchase exchange rate of $10.75 ($11.22 in 2004) per U.S. dollar, was used in translating monetary items; non-monetary items and the income statement were translated into Mexican pesos at the exchange rates prevailing on the dates on which the transactions that originated them were carried out. The effects derived from this translation are shown in the integral result from financing.

e) Marketable securities - The market securities correspond to financial securities related to the business purpose and financial securities available for sale and are valued at their fair value, which is similar to their market value. The fair value is the amount of money used to change a financial asset to liquidate a financial liability among interested and willing parties, in a free market transaction.

f) Derivative financial instruments - Investments in derivative financial instruments held for trading or to hedge the risk of adverse movements in consumables are recognized as assets and liabilities at their fair value. Realized and unrealized gains or losses on those instruments are recorded in income (See Note 14B)

g) Inventories - These items were initially recorded at acquisition cost using the last-in, first-out method, subsecuently they are restated using the replacement or manufacturing costs method. Such restatement does not exceed market value.

h) Cost of sales - Restatement of this account was carried out based on the restated value of inventories.

i) Investments in shares of associates and non-consolidated subsidiaries - Permanent investments in shares are recorded at acquisition cost and are valued by applying the equity method. The participation in the profits of associated companies which, manufacture items neccesary for the production of beer, is shown in the income statement reducing the cost of sales.

j) Property, plant and equipment - These items are recorded at acquisition cost, and are restated by applying the inflation factors derived from the NCPI, to the net replacement value determined by independent expert appraisers at December 31, 1996, and in accordance with their acquisition date, in the case of subsequent purchases to that date.

k) Construction in progress and advances to suppliers - These items are recorded at the value at which the expenditures are made, and are restated though the application of the inflation factors derived from the NCPI, according to the ageing of the expenditure.

l) Depreciation - This item was calculated based on the restated values of property, plant and equipment, taking as a base, the probable useful life as determined by independent appraisers; as for the 1997 acquisition, the useful lives are determined by the technical department of the Group.

m) Goodwill and unamortized expenses – Goodwill is determined by comparing the purchase value of permanent investments in shares and the book value of those shares, and installation and organization expenses are recorded at their acquisition cost. These items are restated, applying factors derived from the NCPI, as per the ageing of expenditures. Licenses and permits are recorded at their acquisition cost, which, at the date of the consolidated financial statements, is similar to their market value.

n) Amortization – The original amount and restatement of installation and organization expenses are amortized by the straight-line method on the final balance of each period. The rate used for accounting purposes is 10%, except goodwill, which is amortized in the period in which the Group estimates the investment will be recovered. The practice of amortizing investments in licenses and permits is based on the straight-line method on the final balance of the period, at the rate of 5%.

o) Long-lived assets - The dispositions of the Statement C-15 "Impairment of the value of the long-lived assets and their disposal" issued by MIPA, went into effect on January 1, 2004. That statement establishes, among other issues, the general criteria for identification and, if applicable, recording of the impairment losses or the decrease in the value of long-lived tangible and intangible assets, including goodwill. Additionally, it establishes concepts such as the net sales price and fair value for the valuation of long-lived assets. The Group's Management has carried out a study to determine the fair value in their long-lived assets, the result of this study determined that there is not a relevant impairment effect that modifies the value its assets.

p) Foreign currencies - The assets and liabilities that represent rights and obligations receivable or payable in foreign currency, are translated to Mexican pesos at the exchange rate in effect on the transaction date (see Note 12). Balances at end of the period are valued at the rate of exchange in effect at the end of the year, and the resulting differences are recorded directly in the income statement, forming part of the integral result from financing.

q) Labor obligations upon retirement - Labor obligations for projected benefits, as well as unamortized items, and the net cost for the period regarding seniority premiums and pension plans were determined under the unitary cost method by independent actuaries, and are recorded in accordance with the guidelines established in Statement D-3, "Labor Obligations", issued by the MIPA. Contributions to the trusts that handle the plan assets are determined on the same basis as in prior years and correspond to the pension plans approved by the Mexican Tax Authorities.

r) Severance pay - These payments are charged to the income statement in the year in which they are made.

s) Deferred income tax and employees' profit sharing - In recognizing deferred income tax, the Group uses the method of comprehensive assets and liabilities, which consists of determining the afore mentioned tax by applying the income tax rate corresponding to temporary differences between the accounting and fiscal values of assets and liabilities at the date of the consolidated financial statements. As for deferred employees' profit sharing there are no temporary differences between accounting result and tax base applicable in employees' profit

sharing, determination which could give rise to a significant deferred asset or liability. However, fiscal dispositions that will be effective on January, 2005, have motivated that the Group records a deferred employees' profit sharing liability, against income statement of the year for an amount of 161,703 (See Note 10f).

t) Restatement of stockholders' equity - This account is restated by applying inflation factors derived from the NCPI, according to their ageing or contribution date. The effects of that restatement are presented in the consolidated financial statements, in each of the accounts that gave rise to them.

u) Insufficiency in the restatement of stockholders' equity - The balance of this account is represented by the algebraic sum of the items "Result from holding non-monetary assets" and "Accumulated equity monetary result" which are described below:

Result from holding non-monetary assets - This item represents the change in the value of non-monetary assets due to causes other than inflation. It is determined only when the specific cost method is used, since these costs are compared with restatements determined through the NCPI. If the specific costs are higher than the indexes, there will be a gain from said holding; otherwise, a loss will occur. The result from holding non-monetary assets generated at 1996, due to the restatement of fixed assets, is restated as the other stockholders' equity accounts.

Accumulated equity monetary result - This item is the result originated in the initial restatement of the financial statement figures.

v) Result from monetary position - This account represents the effect of inflation on monetary assets and liabilities, even though they continue to have the same nominal value. When monetary assets exceed monetary liabilities, a monetary position loss is generated, since when use of these is made, an amount equal to the nominal value will be at the Group's disposal, but with a lower purchasing power. When liabilities are greater, a gain will be obtained, since they are settled with money of lower purchasing power. Those effects are charged or credited to income, forming part of the integral result from financing.

w) Comprehensive income - Statement B-4 "Comprehensive Income" requires that items making up the gained equity during the period be shown in the statement of changes in stockholders' equity, under the item of comprehensive income.

x) Earnings per share - Earnings per share attributable to the majority interest, were calculated based on the average of common outstanding shares.

3. <u>ACCOUNTS AND NOTES RECEIVABLE</u>:

The balance of this account is made up as follows:

Item	2005	2004
Trade accounts receivable	$3,405,094	$2,692,641
Sundry debtors	562,925	244,910
Sellers	21,500	50,626
	3,989,519	2,988,177
Less - Allowance for doubtful accounts	428,241	415,601
	3,561,278	2,572,576
Recoverable taxes	59,386	58,440
Non-consolidated related companies (see Note 11)	40,456	33,521
Officers and employees	24,007	21,135
	3,685,127	2,685,672
Less - Short-term accounts and notes receivable	2,579,524	1,620,329
Long- Term accounts and notes receivable	$1,105,603	$1,065,343

4. INVENTORIES:

The balance of this account is made up as follows:

Item	2005	2004
Containers and packaging	$1,896,802	$1,628,782
Raw materials	1,418,699	1,227,093
Finished goods and work in process	1,377,205	1,196,103
Spare parts and accessories	666,318	664,675
Merchandise in transit and advances to suppliers	562,159	668,438
Advertising articles	109,328	111,641
	6,030,511	5,496,732
Less- Allowance for slow-moving inventories	189,786	277,530
Total	$5,840,725	$5,219,202

5. INVESTMENT IN SHARES OF ASSOCIATES AND NON-CONSOLIDATED SUBSIDIARIES:

a) The balance of this account is made up as follows:

Companies	Percentage of shares composing the capital stock	2005	2004
Dirección de Fábricas, S. A. de C. V. (holding company of glass container manufacturing companies)	41	$2,351,050	$2,330,577
Gondi, S. A. de C. V.	7	181,818	196,916
Foreign investments (1)	40-81	98,172	127,224
Extractos y Maltas, S. A. (2)	26 in 2004	---	111,532
		2,631,040	2,766,249
Others		84,522	49,593
		2,715,562	2,815,842
Less - Allowance for decline in book value		102,208	76,863
		$2,613,354	$2,738,979

(1) The figures shown in the consolidated financial statements do not include the financial position of Seeger Industrial, S.A., an investment grouped in foreign investments item, as the accounting policies followed by this subsidiary differ from those of the other companies comprising the Group. The investment in this subsidiary represents less than 0.01% of consolidated assets.

(2) On October 2004, the Group acquired 72% of Extractos y Maltas, S.A. voting right shares. Due to this, since November of the same year, figures of that subsidiary have been incorporated to the consolidation process.

b) The amount of the investment in shares of associates and non-consolidated subsidiaries includes the shareholding in the results of those entities amounting to $333,539 ($232,566 in 2004) of profit.

6. PROPERTY, PLANT AND EQUIPMENT, NET:

a) The balance of this account is made up as follows:

	2005			2004
Item	Net historical cost	Net restatement	Net total value	Net total value
Land	$1,399,498	$3,030,190	$4,429,688	$4,327,985
Machinery and equipment	12,713,491	7,090,802	19,804,293	16,849,437
Transportation equipment	2,198,204	412,184	2,610,388	2,386,155
Buildings and other structures	5,763,068	6,267,424	12,030,492	10,769,588
Computer equipment	380,499	23,329	403,828	305,527
Furniture and other equipment	416,291	114,190	530,481	493,852
Antipollution equipment	583,920	273,517	857,437	697,538
Construction in progress and advances to suppliers	3,694,818	274,398	3,969,216	6,227,819
	$27,149,789	$17,486,034	$44,635,823	$42,057,901

Depreciation for the year amounted to $1,737,298 ($1,555,258 in 2004).

b)The Group's Management estimates that completion of works in process and advances to suppliers will require an additional investment of approximately $3,981,230 ($3,237,831 in 2004), to be applied to the construction of warehouses, offices and the acquisition and installation of new production lines and the expansion of factory production capacity. This work is to be completed during the exercise of 2005 and 2006.

7. CONTINGENCIES AND COMMITMENTS:

a) The Group has a pension and seniority premium plan to cover obligations established by its labor contracts and the Mexican Federal Labor Law. These compensations are claimed only after having worked a certain number of years.

- As of the date of the consolidated financial statements the amount of the accrued liability for labor obligations upon retirement of the personnel is analyzed as follows:

Description	2005	2004
Obligations for current benefits	$4,983,637	$4,898,820
Additional amount for projected benefits	399,731	385,658
Obligations for projected benefits	5,383,368	5,284,478
Plan assets (trust fund)	(4,163,017)	(3,936,931)
	1,220,351	1,347,547
Items to be amortized over a period of 16 to 22 years:		
For adjustments to variances	(1,582,093)	(1,629,875)
For past services	(508,688)	(535,702)
Projected net assets	(870,430)	(818,030)
Additional liability made of:		
Intangible assets	488,514	546,051
Adjustment to capital	996,293	1,057,402
Accrued liability	$ 614,377	$ 785,423

- The intangible assets and the adjustment to capital are created for those subsidiaries in which the trust funds and the net current liability are less than the obligations for current benefits.

- Contributions to the trusts that manage the plan assets in the period amounted to $269,425 ($368,143 in 2004). During the period payments made by the trusts to beneficiaries amounted to $180,819 ($147,694 in 2004).

- The net cost for the period amounted to $257,331 ($264,548 in 2004), and was determined in the same manner as projected benefits obligations at an estimated real rate of return of 5%, and on average increase in salaries of 1.5% in both periods.

- The tax provisions related to pension plan and retirement funds stipulate that investments in securities issued by the Company itself or by related parties must not exceed 10% of the overall reserve for these funds, provided the securities in question are approved by the National Banking and Securities Commission. Should this percentage exceed the limit,

there is a term expiring December 31, 2006 in which to adjust the percentage in compliance with the aforementioned 10% limit.

b) There is an unmeasured liability for the severance payments that would have to be paid to personnel, in the cases provided for in the Mexican Federal Labor Law and the collective labor contract. During the period severance payments have been made for $199,992 ($180,541 in 2004).

c) In december 2004, Groups' Management recorded a reserve of $185,759 in order to support expenses from its restructuring group plan. It mainly involves mergers among Agencies. During the period expenditures have been made with position to this reserve for $74,510.

d) There are lawsuits filed before the authorities for different reasons. In the opinion of the Group's officers and lawyers, these matters will be resolved favorably. In any case, the result of the lawsuits will not substantially affect the consolidated financial situation nor the consolidated results of its operations.

e) As of the date of the consolidated financial statements, there are purchasing commitments for the purchase of inventories, machinery and equipment in the amount of 73,336 million of U.S. dollars (157,335 million of U.S. dollars in 2004) approximately.

f) In 2000 and 2001, straight-leasing agreements were signed for air transportation equipment, establishing mandatory terms of 10 and 7 years and monthly rent of 170,000 U.S. dollars and 24,000 U.S. dollars, respectively.

8. <u>COMMON STOCK</u>:

a) As of September 30, 2005 and 2004, common stock is comprised of 3,251,759,632 shares, with no par value, divided as follows:

Description	Amount
Fixed capital:	
Series A Class I shares - Without withdrawal rights, represented by 1,459,389,728 fully subscribed and paid-in common voting shares; these shares must always represent 56.10% of the total shares of the common stock with voting rights; and may be acquired directly or indirectly only by Mexican individuals or corporations (historical value)	$ 785,996

Variable capital:	
Series B Class II shares - Represented by 1,142,017,984 fully subscribed and paid-in common voting shares, which in no case may represent more than 43.90% of the total voting shares of the common stock, and will be subject to no subscription limitations (historical value)	1,085,855
Series C Class II shares - Represented by 650,351,920 fully subscribed and paid-in nonvoting shares; which in no case may represent more than 20% of the common stock (historical value)	967,801
	2,839,652
Effect of restatement	12,092,455
	$14,932,107

b) Composition of updating of some shareholder's equity accounts:

ITEM	NET HISTORICAL COST	NET RESTATEMENT	NET RESTATEMENT
CAPITAL	2,839,652	12,092,455	14,932,107
SHARE PREMIUM	193,388	801,056	994,444
ACCUMULATED PROFITS:			
LEGAL RESERVE	1,615,768	553,281	2,169,049
RESERVE FOR ACQUISITON OF OWN SHARES	150,000	478,126	628,126
TO BE APPLIED	21,239,132	10,565,833	31,804,965
PROFIT FOR THE PERIOD	5,795,269	55,016	5,850,285
TOTAL	$ 31,833,209	$ 24,545,767	$ 56,378,976

9. COMPREHENSIVE INCOME:

Grupo's comprehensive income for the year is made up as follows:

Description	2005	2004
Profit for the year	$7,629,509	$6,004,855
Result from holding non-monetary assets	68,114	(66,559)

Comprehensive income	$7,697,623	$5,938,296

10. INCOME TAX, ASSET TAX, EMPLOYEES' PROFIT SHARING AND RESTRICTIONS ON PROFITS:

a) The income tax and asset tax provision is made up as follows:

Item:	2005	2004
Income tax incurred	$3,669,612	$3,482,484
Asset tax	19,993	511,633
Deferred income tax	(412,562)	(162,200)
	$3,277,043	$3,831,917

b) On January 1, 2005, new amendments were made to Income Tax Law regarding the annual reduction of the tax rate until it reaches the nominal rate of 28%, in 2007. The income tax caused in the period was determined applying the rate from 30% to the fiscal result, (33% in 2004). The rate used to calculate deferred income tax was 28% (30% in 2004).

c) Deferred taxes and employee's profit sharing – The main temporary items giving rise to this liability at the date of these consolidated financial statements are analyzed as follows:

Item:	2005	2004
Fixed assets and other assets	$5,439,476	$5,715,610
Inventories	1,027,070	1,470,049
Labor obligations upon retirement	237,017	274,642
Others	423,609	690,354
Subtotal	7,127,172	8,150,655
Tax credits corresponding to:		
Tax losses		(71,272)
Asset tax recoverable	(82,777)	(80,810)
Total deferred tax liability	7,044,395	7,998,573
Deferred employees' profit sharing	161,703	-

Total deferred tax and employees' sharing	$7,206,098	$7,998,573

d) At the date of the consolidated balance sheet, there are tax losses that will affect the consolidated tax result by $24,290 ($29,817 in 2004), that can be amortized against future tax profits, after restatement. In this year, prior years' tax losses in the amount of $17,472 ($8,129 in 2004), at historical values, have been amortized.

e) Asset tax is calculated by applying the rate of 1.8% over the net amount of certain assets and liabilities and is paid only when asset tax exceeds income tax of the year.

f) Employee's profit sharing is calculated by applying the rate of 10% over the amount determined in accordance with the special rules set forth in the Income Tax Law.

Fiscal regulations in effect since January 2005, establish that the contributors could decide whether to consider the inventory stock as a taxable income as of December 31, 2004, approvising them to follow the first-in, first-out method, or not to deduct the final inventory balance at the date mentioned, when it will be consumed or sold. By this reason, in 2004, liability of $296,383 in regard with the Deferred employees profit sharing was created.

Employee's profit sharing provision as of March 31, is made up as follows:

	Amount	
Item	2005	2004
Current employees' profit sharing	$ 783,669	$ 993,960
Deferred employees' profit sharing	(130,180)	-
	$ 653,489	$ 993,960

g) At the date of the consolidated financial statements, there is asset tax in the amount of $218,194 ($199,202 in 2004) which can be refunded in the following ten years, after restatement, provided income tax exceeds asset tax in any of those periods.

- Certain companies incurred no income tax, and therefore, the asset tax for the year is considered as an account receivable for those companies when there is certainty that said amount can be credited against income tax in future periods; this is shown in the consolidated balance sheet, together with deferred tax, as provided for in Statement D-4 by $82,777 ($80,802 in 2004).

- Asset tax incurred by the controlled companies, where there is no certainty that the tax can be recovered and it exceeds income tax, was charged directly to results for the period, and amounted to $19,993 ($24,575 in 2004).

h) Grupo Modelo S.A. de C.V., together with its direct and indirect subsidiaries, is authorized to determine income tax as per the tax consolidation regime, as specified in the Income Tax Law. The main points of the consolidated tax result are as follows:

- The percentage of equity ownership subject to consolidation is the average equity ownership, which will be applied to each of the controlled entities, and the share of the controlling entity is 100% starting in 2005. In the case of those controlled entities that have fiscal losses due to amortization in previous fiscal years that have been included in the determination of the consolidated fiscal results corresponding to 1998-2004 and that are amortized against fiscal profits generated in the fiscal year, they will be considered according to the percentage of ownership subject to consolidation multiplied by a factor of 0.60.

- The companies in which there is no direct or indirect ownership of more than 50% through another controlled entity must not be included in the financial consolidation process.

- Tax losses of the controlling or controlled companies arising on an individual basis may not be amortized under current tax dispositions, but must be added to the consolidated profit from the consolidated tax result of the period in which the right is lost.

i) In the event of capital distribution (in cash or assets), retained earnings are subject to income tax payable by the company which is considered to be a final payment, on the basis of the following:

- Dividends paid out from the Net Tax Income Account (CUFIN) are not subject to income tax. Any amount paid in excess is subject to 30% income tax in 2005 on the result of multiplying the dividend paid by the factor of 1.4286; the corresponding tax may be credited against the company's income tax determined in the current year or over the following two years. Dividends paid are not subject to any withholding tax.

- In this period dividends in the amount of $3,414,348 ($2,771,475 in 2004) at historical values, have been decreed and disminished of the CUFIN.

- As of the date of the consolidated financial statements, the balances of the net tax income account are as follows:

Item	2005	2004

CUFIN	$ 16,576,465	$ 15,972,961

j) In the event of a capital reduction, the excess of stockholders' equity the tax contribution account of capital, the latter restated in accordance with the procedures established in the Income Tax Law, is accorded the same tax treatment as dividends.

11. TRANSACTIONS WITH NON-CONSOLIDATED RELATED COMPANIES:

The main transactions entered into with non-consolidated related companies are analyzed as follows:

Description	2005	2004
Purchases of:		
Containers and packaging	$3,880,609	$3,469,215
Raw materials	135,926	256,016
Machinery	55,042	153,156
	$4,071,577	$3,878,387
Sales of:		
Recyclable materials	$ 150,462	$ 108,113
Machinery and maintenance services	12,069	3,558
	$ 162,531	$ 111,671

12. FOREIGN-CURRENCY POSITION AND TRANSACTIONS:

a) As of the consolidated balance-sheet date, the Group has the following position in thousands of U.S. dollars:

Description	2005	2004
Assets	309,933	134,138
Liabilities	41,345	30,956

b) These currencies are valued at the following exchange rates:

	Assets	Liabilities
At the market exchange rate of $10.75 pesos for assets and $10.76 pesos for liabilities per U.S. dollar	$3,333,095	$444,691

c) At the date of the consolidated financial statements, there were inventories amounting to 56,235 thousand U.S. dollars (43,968 thousand U.S. dollars in 2004), which, for the most part can only be acquired abroad.

d) During the year, the following operations were carried out in thousands of U.S. dollars:

Description	2005	2004
Exportation of finished goods	971,937	855,320
Collection of royalties	117,175	104,334
Exportation of packaging and other materials	35,117	11,653
	1,124,229	971,307
Purchase of inventories	192,146	93,023
Freight, advertising, taxes and duties, and other items	231,167	142,764
Purchase of machinery and payment of others	62,221	94,663
Services	6,708	18,668
	492,242	349,118
Net	631,987	622,189

13. INFORMATION PER SEGMENT:

Segment data is analyzed as follows:

	2005		
Description	Income	Consolidated Net profit	Identifiable assets
Domestic	$ 26,047,512	$5,424,586	$75,959,801

Exports	10,784,864	2,204,923	1,315,596(1)
	$ 36,832,376	$7,629,509	$ 77,275,397

	2004		
Description	Income	Consolidated Net profit	Identifiable assets
Domestic	$ 24,166,502	$4,191,389	$71,447,933
Exports	10,234,406	1,813,466	988,131
	$ 34,400,908	$6,004,855	$72,436,064

(1) This amount only includes assets related with beer distribution abroad.

14. FINANCIAL INSTRUMENTS:

a) Financial instruments potentially subject to risk concentration consist mainly of accounts receivable and temporary investments. The Group places cash surpluses at prestigious credit institutions. Credit risk concentration concerning accounts receivable is limited, due mainly to the large number of customers and their geographic distribution. The Group considers that the allowance for doubtful accounts properly covers those that could represent a risk of recovery, and continually monitors their behavior. When necessary, the estimation is adjusted.

b) Under the C-2 "Financial Instruments" bulletin, the group has conducted some transactions with derived financial instruments, which have been recognized as hedging transactions, since they mitigate the exposure to price volatility in some production intakes.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 3 YEAR: 2005

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERS (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES					
DIBLO, S.A. DE C.V.		243,229,213	76.75	2,912,876	49,229,583
TOTAL INVESTMENT IN SUBSIDIARIES				2,912,876	49,229,583
ASSOCIATES					
1 DIRECCION DE FABRICAS, S.A. DE C.V.	HOLDING	165,000,000	41.05	65,824	2,351,050
2 GONDI, S.A. DE C.V.	HOLDING	202,489,721	7.16	195	181,818
3 SEEGER INDUSTRIAL, S.A.	MACHINERY MANUFACTURES	248,000	81.30	9,274	98,172
4 RESERVE FOR IMPAIRMENT		1	0	0	(102,208)
TOTAL INVESTMENT IN ASSOCIATEDS				75,293	2,528,832
OTHER PERMANENT INVESTMENTS					84,522
TOTAL					51,842,937

NOTES

GRUPO MODELO, S.A. DE C.V. IS A HOLDING COMPANY THAT OWNS 76.75% OF THE CAPITAL STOCK OF DIBLO, S.A. DE C.V. WHOSE MAIN BUSINESS IS REAL STATE AND INVESTMENT IN SHARES OF SUBSIDIARIES RELATED TO THE PRODUCTION, DISTRIBUTION AND SALE OF BEER IN MEXICO AND ABROAD, THE MOST IMPORTANT COMPANIES ARE LISTED IN ANNEX 2 " COMPLEMENTARY NOTES TO THE FINANCIAL STATEMENTS".

STOCK EXCHANGE CODE: GMODELO
GRUPO MODELO, S.A DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN
(THOUSAND OF PESOS)

QUARTER: 3 YEAR: 2005

FINAL PRINTING

CREDIT	AMORTIZATION	RATE OF			AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH NATIONAL ENTITIES (THOUSANDS OF $)						AMORTIZATION OF CREDITS IN FOREIGN CURRENCY WITH FOREIGN ENTITIES (THOUSANDS OF $)					
TYPE	DATE	INTEREST	DENOMINATED IN PESOS			TIME INTERVAL						TIME INTERVAL				
INSTITUTION SUPPLIERS			UNTIL 1 YEAR	MORE THAT 1 YEAR	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEARS OR MORE	ACTUAL YEAR	UNTIL 1 YEAR	UNTIL 2 YEARS	UNTIL 3 YEARS	UNTIL 4 YEARS	UNTIL 5 YEAR
SUPPLIERS																
BOTTLES			390,202	0	0	0	0	0	0	0	0	0	0	0	0	0
PACKING			128,460	0	0	0	0	0	0	0	1,777	0	0	0	0	0
CAN			26,567	0	0	0	0	0	0	0	0	0	0	0	0	0
FUEL			67,232	0	0	0	0	0	0	0	24	0	0	0	0	0
PUBLICITY			65,083	0	0	0	0	0	0	0	6,346	0	0	0	0	0
SPARE PARTS			37,457	0	0	0	0	0	0	0	8,173	0	0	0	0	0
LABELS			643	0	0	0	0	0	0	0	0	0	0	0	0	0
FREIGHT			30,200	0	0	0	0	0	0	0	4,405	0	0	0	0	0
ELECTRICITY			2,702	0	0	0	0	0	0	0	0	0	0	0	0	0
WATER AND ICE			11,630	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER RAW MATERIALS			38,998	0	0	0	0	0	0	0	167,057	0	0	0	0	0
MACHINERY AND EQUIPMENT			21,643	0	0	0	0	0	0	0	8,536	0	0	0	0	0
SERVICES			34,751	0	0	0	0	0	0	0	34,310	0	0	0	0	0
PALLET			11,442	0	0	0	0	0	0	0	1,756	0	0	0	0	0
FEES			34,038	0	0	0	0	0	0	0	3,397	0	0	0	0	0
MAINTENANCE			6,773	0	0	0	0	0	0	0	644	0	0	0	0	0
COMPUTER EQUIPMENT			8,420	0	0	0	0	0	0	0	140	0	0	0	0	0
ELECTRIC EQUIPMENT			60	0	0	0	0	0	0	0	0	0	0	0	0	0
MAIL AND PHONE			433	0	0	0	0	0	0	0	0	0	0	0	0	0
SOFT DRINKS			9,161	0	0	0	0	0	0	0	0	0	0	0	0	0
CORN			29,477	0	0	0	0	0	0	0	572	0	0	0	0	0
CUSTOM EXPENSES			660	0	0	0	0	0	0	0	0	0	0	0	0	0
PROMOTIONAL ITEMS			2,960	0	0	0	0	0	0	0	5,878	0	0	0	0	0
RICE			1,582	0	0	0	0	0	0	0	0	0	0	0	0	0
CONSTRUCTION LIABILITIES			2,409	0	0	0	0	0	0	0	0	0	0	0	0	0
TOLL			63	0	0	0	0	0	0	0	0	0	0	0	0	0
STATIONERY			1,630	0	0	0	0	0	0	0	0	0	0	0	0	0
CHEMICAL PRODUCTS			11,079	0	0	0	0	0	0	0	0	0	0	0	0	0
CLEANING MATERIALS			30	0	0	0	0	0	0	0	0	0	0	0	0	0
PLANE TICKETS			40	0	0	0	0	0	0	0	0	0	0	0	0	0
WINE AND LICORS			144	0	0	0	0	0	0	0	0	0	0	0	0	0
GROSERIES			203,098	0	0	0	0	0	0	0	0	0	0	0	0	0
REFRIGERATION EQUIPMENT			7,656	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHERS			90,828	0	0	0	0	0	0	0	31	0	0	0	0	0
MALT			0	0	0	0	0	0	0	0	321	0	0	0	0	0
BEER			0	0	0	0	0	0	0	0	69,424	0	0	0	0	0
LEASING			0	0	0	0	0	0	0	0	1,005	0	0	0	0	0
BARLEY			0	0	0	0	0	0	0	0	0	0	0	0	0	0
HOPS			0	0	0	0	0	0	0	0	6,487	0	0	0	0	0
INSURANCE			314	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			1,289,745	0	0	0	0	0	0	0	320,283	0	0	0	0	0
OTHER LIABILITIES			1,602,214	0	0	0	0	0	0	0	124,408	0	0	0	0	0
TOTAL CURRENT LIABILITIES AND OTHER CREDITS			1,602,214	0	0	0	0	0	0	0	124,408	0	0	0	0	0
			2,891,959	0	0	0	0	0	0	0	444,691	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 3 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)
ANNEX 6

Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL THOUSANDS OF PESOS
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	
TOTAL ASSETS	309,910	3,332,844	23	251	3,333,095
LIABILITIES POSITION	40,765	438,458	580	6,233	444,691
NET BALANCE	269,145	2,894,386	-557	-5,982	2,888,404

NOTES:

THE U.S. DOLAR IS VALUED AT THE EXCHANGE RATE OF $10.75 PESOS FOR ASSETS AND $ 10.76 PESOS FOR LIABILITIES PER U.S. DOLLAR

THE POSITION IN FOREIGN CURRENCY HELD IN OTHER CURRENCIES WITH ITS EQUIVALENT IN DOLLARS, THE LIABILITIES CORRESPONDS TO EUROS

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 3 YEAR: 2005

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	21,220,861	4,258,737	(16,962,124)	0.00	(603)
FEBRUARY	20,887,793	3,906,724	(16,981,069)	0.00	(56,576)
MARCH	21,560,147	4,045,915	(17,514,232)	0.00	(78,941)
APRIL	23,179,977	4,874,740	(18,305,237)	0.00	(65,193)
MAY	20,016,197	5,118,878	(14,897,319)	0.00	37,426
JUNE	20,091,469	4,557,807	(15,533,662)	0.00	14,910
JULY	21,014,184	4,551,571	(16,462,613)	0.00	(64,430)
AUGUST	21,794,981	4,483,314	(17,311,667)	0.00	(20,672)
SEPTEMBER	22,861,583	4,758,241	(18,103,342)	0.00	(72,396)
ACTUALIZATION:	0	0	0	0	(1,920)
CAPITALIZATION:	0	0	0	0	0
FOREIGEN CORP.	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					(308,395)

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 3 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
============= NOT APPLY ===============

ACTUAL SITUATION OF FINANCIAL LIMITED
============= NOT APPLY ===============

MEXICAN STOCK EXCHANGE
SIFIC / ICS

QUARTER 3 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
CERVECERIA MODELO, S.A. DE C.V.	BREWERY	11,100	100
CERVECERIA MODELO DE GUADALAJARA, S.A. DE C.V.	BREWERY	5,050	99
CIA CERVECERA DEL TROPICO, S.A. DE C.V.	BREWERY	8,000	100
CERVECERIA DEL PACIFICO, S.A. DE C.V.	BREWERY	2,000	77
CERVECERIA MODELO DE TORREON, S.A. DE C.V.	BREWERY	2,850	72
CERVECERIA MODELO DEL NOROESTE, S.A. DE C.V.	BREWERY	3,000	78
CIA CERVECERA DE ZACATECAS, S.A. DE C.V.	BREWERY	20,000	78
CEBADAS Y MALTAS, S.A. DE C.V.	TRANSFORMATION OF BARLEY INTO MALT	150	100
EXTRACTOS Y MALTAS, S.A.	TRANSFORMATION OF BARLEY INTO MALT	90	100

NOTES:

THE INSTALLED CAPACITY IN THE BREWERIES IS MEASURED IN THOUSANDS OF HECTOLITERS AND FOR THE TRANSFORMATOR OF BARLEY INTO MALT, IN THOUSANDS OF TONS.

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 3 , YEAR: 2005

MAIN RAW MATERIALS

ANNEX 10

Final Printing

DOMESTIC	MAIN SUPLIERS	FOREIGN	MAIN SUPLIERS	DOM. SUBST.	COST PRODUCTION
MALT	CEBADAS Y MALTAS, S.A. DE C.V.	MALT	CARGILL MALT	SI	
MALT	EXTRACTOS Y MALTAS, S.A.	MALT	PRAIRIE MALT LIMITED	SI	
		MALT	INTERNATIONAL MALTING COMPANY	SI	8.7
CORN	ARANCIA COC, S.A. DE C.V.				3.54
RICE	IPACPA, S.A. DE C.V.				0.43
		HOPS	JOHN I.HASS, INC S.S.STEINER INC	NO	0.84

NOTES

MEXICAN STOCK EXCHANGE
SIFIC /ICS

QUARTER 3 YEAR 2005

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER	34,880	14,096,905	23,488	21,903,468		NEGRA MODELO	
		0	0			CORONA	
		0	0			MODELO ESPECIAL	
		0	0			VICTORIA	CONSUMER
		0	0			PACIFICO	
		0	0			ESTRELLA	
OTHER INCOME		0	0	4,144,044			
TOTAL		14,096,905		26,047,512			

MEXICAN STOCK EXCHANGE
SIFIC /ICS

STOCK EXCHANGE CODE GMODELO
GRUPO MODELO, S.A DE C.V.

QUARTER 3 YEAR 2005

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
BEER		0	10,777	10,784,864	U.S.A.	CORONA	CONSUMER
		0	0		CANADA	MODELO ESPECIAL	
		0	0		EUROPA	NEGRA MODELO	
		0	0		ASIA	CORONA LIGHT	
		0	0		LATINOAMERICA	PACIFICO	
TOTAL				10,784,864			

NOTES

THE VOLUME IS PRESENTED IN THOUSAND OF HECTOLITERS
THE AMOUNT IS PRESENTED IN THOUSAND OF PESOS
IN THE ANNEX 11 "DOMESTIC SELLS" THE TOTAL PRODUCTION IS 34,880 THOUSAND HECTOLITERS AND INCLUDES THE PRODUCTION FOR THE DOMESTIC AND EXPORT MARKETS, BECAUSE THE EXPORT PRODUCTION CAN NOT BE CAPTURED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **GMODELO** QUARTER: **3** YEAR: **2005**
GRUPO MODELO, S.A. DE C.V.

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION MEXICAN	SUSCRIPTION	FIXED	VARIABLE	
A		14	1,459,389,728		1,459,389,728		785,996	
B		14		1,142,017,984		1,142,017,984		1,085,855
C		14		650,351,920		650,351,920		967,801
TOTAL			**1,459,389,728**	**1,792,369,904**	**1,459,389,728**	**1,792,369,904**	**785,996**	**2,053,656**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION :
3,251,759,632
SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V.

QUARTER: 3 YEAR: 2005

Information on Projects
(Project, Amount Spent and Percentaje of Completion)

ANNEX 13

CONSOLIDATED
Final Printing

THE AMOUNT OF PS. 3,969,216 ($ 6,227,819 IN 2004) OF WORK IN PROGRESS AND ADVANCES TO SUPPLIERS, SHOWN IN NOTE 6 TO THE FINANCIAL STATEMENTS INCLUDED IN ANNEX 2, CORRESPONDS TO INVESTMENTS FOR THE CONSTRUCTION OF WAREHOUSES, ADMINISTRATIVE OFFICERS, REPLACEMENT AND INSTALLATION OF BOTTLING LINES AND EXPANSION OF PRODUCTION CAPACITY. TO COMPLETE THE INDICATED WORK AND ADDITIONAL INVESTMENT OF APPROXIMATELY PS 3,981,230 (3,237,831 IN 2004) IS REQUIRED AND IT IS ESTIMATED THAT THE WORK WILL BE COMPLETED DURING OF 2005 AND 2006.

TICKER NAME: GMODELO
GRUPO MODELO, S.A. DE C.V. QUARTER: 3 YEAR: 2005

Transactions in Foreign Currency and Conversión of Financial Statements of Foreign Operations
(Information related to Bulletin B-15)

ANNEX 14

CONSOLIDATED
Final Printing

THE CONVERSION TO MEXICAN PESOS OF THE FINANCIAL INFORMATION OF FOREING SUBSIDIARIES, REQUIRED FOR CONSOLIDATION, WAS MADE IN ACCORDANCE WITH THE GUIDELINES OF BULLETIN B-15 "TRANSACTIONS IN FOREIGN CURRENCY AND CONVERSION OF FINANCIAL STATEMENTS OF FOREIGN OPERATIONS", ISSUED BY THE IMCP, FOLLOWING THE METHOD OF INTEGRATED FOREIGN OPERATION; FOR THE CONVERSION OF MONETARY ENTRIES, THE FREE BUYING EXCHANGE RATE OF PS.10.75 (11.22 IN 2004) PER UNITED STATES DOLLAR WAS USED; NON-MONETARY ENTRIES AND THE PROFIT AND LOSS STATEMENT WERE CONVERTED TO MEXICAN CURRENCY IN ACCORDANCE WITH THE EXCANGE RATE IN EFFECT ON THE DATE ON WHICH THE TRANSACTIONS GIVING RISE TO THEM WERE EFFECTUATED. THE RESULTS OF THIS CONVERSION ARE PRESENTED WITHIN THE INTEGRAL RESULT OF FINANCING.

ON THE OTHER HAND THERE IS NO RESTRICTION ON TRANSFER OF CURRENCIES IN THE COUNTRIES WHERE THE FOREIGN SUBSIDIARIES ARE LOCATED.

THE AMOUNT OF FINANCIAL ASSETS AND LIABILITIES OF THE FOREIGN SUBSIDIARIES IS:

(THOUSANDS OF DOLLARS)

DESCRIPTION	2005	2004
ASSETS	122,581	79,606
LIABILITIES	31,738	8,110
NET ASSETS	90,843	71,496

MEXICAN STOCK EXCHANGE
SIFIC/ICS

STOCK EXCHANGE CODE: **GMODELO**
GRUPO MODELO, S.A. DE C.V.

QUARTER: **3** YEAR: **2005**

Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FORM: **01 JANUARY TO 30 SEPTEMBER 2005 AND 2004** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF TE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF MEXICAN NATIONAL BANK AND STOCK COMMISION (COMISION NACIONAL BANCARIA Y DE VALORES)

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

C.P. EMILIO FULLAONDO BOTELLA
DIRECTOR DE FINANZAS

C.P. NARCISO GALVEZ PEÑA
CONTRALOR GENERAL CORPORATIVO

MEXICO, D.F. AT OCTOBER 28, 2005

MEXICAN STOCK EXCHANGE
BOLSA MEXICANA DE VALORES, S.A. DE C.V.

STOCK EXCHANGE CODE: **GMODELO** DATE: 28/10/2005

GENERAL DATA OF THE COMPANY

NAME: GRUPO MODELO, S.A. DE C.V.
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-67-18
E-MAIL: ir@gmodelo.com.mx
INTERNET ADDRESS : www.gmodelo.com.mx

FISCAL DATA OF THE COMPANY

REGISTRATION NUMBER: GMO911121340
FISCAL ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F..

RESPONSIBLE OF PAYMENTS

NAME: ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-15-92
E-MAIL: ealcalde@gmodelo.com.mx

PRINCIPAL OFFICERS

POSITION BMV: CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION: CHAIRMAN OF THE BOARD
NAME: CARLOS FERNÁNDEZ GONZALEZ
ADDRESS: CAMPOS ELISEOS 400 PISO 8
LOMAS DE CHAPULTEPEC
ZIP CODE: 11000
CITY AND STATE: MEXICO, D.F.
PHONE: 52-83-36-00
FAX: 52-80-67-18
E-MAIL: cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF EXECUTIVE OFFICER
POSITION:	CHIEF EXECUTIVE OFFICER
NAME:	CARLOS FERNÁNDEZ GONZALEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	cfernandez@gmodelo.com.mx

POSITION BMV:	CHIEF FINANCIAL OFICER
POSITION:	CHIEF FINANCIAL OFICER
NAME:	ERNESTO ALCALDE Y RODRIGUEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	ealcalde@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	SECOND RESPONSIBLE FOR SENDING FINANCIAL INFORMATION
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	GENERAL COUNSEL
POSITION:	GENERAL COUNSEL
NAME:	MARGARITA HUGUES VELEZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	margarita.hugues@gmodelo.com.mx

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTOR
POSITION:	VICE-PRESIDENT CORPORATE GOVERNMENT AFFAIRS AND PUBLIC COMMUNICATION
NAME:	JORGE SIEGRIST PRADO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-25-89
E-MAIL:	jsiegrist@gmodelo.com.mx

POSITION BMV:	ALTERNATE SECRETARY
POSITION:	EXCECUTIVE DIRECTOR
NAME:	JUAN SÁNCHEZ-NAVARRO REDO
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-28-61
E-MAIL:	jsanare@gmodelo.com.mx

POSITION BMV:	RESPONSIBLE OF INFORMATION TO INVESTORS
POSITION:	INVESTOR RELATIONS MANAGER
NAME:	EDUARDO ZAMARRIPA ESCAMILLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING INFORMATION BY EMISNET
POSITION:	FINANCIAL ASSISTANT DIRECTOR
NAME:	EMILIO FULLAONDO BOTELLA
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-15-92
E-MAIL:	efullaondo@gmodelo.com.mx

POSITION BMV:	CERTIFIED FOR SENDING RELEVANT EVENTS BY EMISNET
POSITION:	VICE-PRESIDENT INTERNATIONAL MARKETS
NAME:	JOSE PARES GUTIERREZ
ADDRESS:	CAMPOS ELISEOS 400 PISO 8 LOMAS DE CHAPULTEPEC
ZIP CODE:	11000
CITY AND STATE:	MEXICO, D.F.
PHONE:	52-83-36-00
FAX:	52-80-67-18
E-MAIL:	ir@gmodelo.com.mx
